
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Paladin Power Inc (the "Company" or "we," "us," or "our")

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Nevada

    Date of organization
    April 21, 2022

Physical address of issuer
27689 State Hwy 74, Perris, CA 92570

Website of issuer
www.paladinpower.com

Name of intermediary through which the Offering will be conducted
EquiFund Crowd Funding Portal Inc. ("EquiFund" or, the "Intermediary")

CIK number of intermediary
0001705665

SEC file number of intermediary

007-00115

CRD number, if applicable, of intermediary

288900

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The Intermediary will receive a commission equal to seven percent (7%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of shares of common stock of the issuer that is equal to seven percent (7%) of the total number of shares of common stock sold by the issuer in in the offering.

Type of security offered
Common Stock

Target number of Securities to be offered
100,000

Price (or method for determining price)
$0.25 per share

Target offering amount
$25,000

Oversubscriptions accepted:
■ Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
■ Other; At the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000

Deadline to reach the target offering amount
July 22, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of our company, including officers, directors and existing stockholders of our company, may invest in this offering and their funds will be counted toward us achieving the target amount.

Current number of employees
3

Summary financial information is provided below for the period beginning on April 21, 2022 (inception) through June 30, 2022

	$4,051
	$51
	$0
	$108,096
	$0
	$0
	$0
	$0
	($181,045)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON EQUIFUND CROWD FUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

OFFERING STATEMENT

Paladin Power Inc.

Offering of a
Minimum of 100,000 Shares of Common Stock ($25,000)
up to a
Maximum of 20,000,000 Shares of Common Stock ($5,000,000)

Address for Notices and Inquiries:

Paladin Power Inc.

Ted Thomas
CEO and Director

27689 State Hwy 74, Perris, CA 92570
(951) 468-1248
admin@paladinpower.com

OFFERING STATEMENT
Paladin Power Inc.

Offering of a
Minimum of 100,000 Shares of Common Stock ($25,000)
up to a
Maximum of 20,000,000 Shares of Common Stock ($5,000,000)

Per Share of Common Stock	**$0.25**	**$0.0175**	**$0.2325**
Maximum Shares of Common Stock Sold	**$5,000,000**	**$350,000**	**$4,650,000**

We are offering shares of our common stock at a price per share of $0.25. We are offering a minimum of 100,000 shares for $25,000 and up to a maximum of 20,000,000 shares for $5,000,000. The minimum investment that you may make is $500. We are offering the shares of our common stock to prospective investors through the crowdfunding platform available at https://equifund.com and each subdomain thereof, which we refer to as the Platform. The Intermediary, who operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. We are required to pay a commission to the Intermediary equal to 7% of gross monies raised in the offering and to issue to the Intermediary a number of shares of our Common Stock equal to 7% of the total shares of Common Stock sold in the offering.

(1)   In addition to the commission payable to the Intermediary, we will incur offering costs. The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the offering costs will total approximately $20,000 not including marketing costs. We are also required to issue to the Intermediary as additional consideration a number of shares of our common stock equal to 7% of the shares sold in the offering.

(2)   No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with Enterprise bank, who we refer to as the escrow agent, in compliance with applicable securities laws until the minimum offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and held in escrow until satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the $25,000 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our company and their affiliates. This offering may be closed at any time after the minimum number of shares of common stock is sold, in one or more closings, and on or before July 22, 2023. If we do not raise the minimum amount offered by July 22, 2023, then we will return all funds received in the escrow account to investors without interest.

TABLE OF CONTENTS

LIST OF EXHIBITS

Exhibit A Restated Financial Statements

Exhibit B Offering Page

Exhibit C Subscription Agreement

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding platform available at https://equifund.com/ and each subdomain thereof. EquiFund Crowd Funding Portal Inc., which, collectively with its subsidiaries and affiliates, we refer to as EquiFund or the Intermediary, operates the Platform and is registered with the SEC and is a member of FINRA.

Our corporate name is Paladin Power Inc. is a Nevada corporation that was formed on April 21, 2022. We intend to produce and sell battery backup systems through distributors and third-party installers. We are offering shares of our common stock at a price per share of $0.25 with a minimum investment of $500 required. We are offering a minimum of $25,000 of our common stock and a maximum of $5,000,000 of our common stock.

We are offering shares of our common stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

No person other than our company has been authorized to provide prospective investors with any information concerning our company or the offering or to make any representation not contained in this offering statement. To invest in the shares being offered, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the securities may differ materially from those contemplated in such forward looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of our company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of securities under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

**TERM SHEET**

Company   Paladin Power Inc. is a Nevada corporation that was formed on April 21, 2022. We intend to produce and sell battery backup systems through distributors and third party installers.

Use of Proceeds   We are seeking financing through the sale of the shares of our common stock (as described below under Securities Offered) in order to provide funding for general marketing and advertising (including marketing relating to the sale of our securities in this offering), leasing costs, the repayment of outstanding indebtedness and general working capital.

See "Question 10" below.

Securities Offered   Shares of common stock of our company for $0.25 per share in a minimum amount per investor of $500.

Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount   The targeted offering amount is 100,000 shares of common stock or $25,000. We will accept subscriptions in excess of the targeted amount in our discretion. The maximum offering amount is 20,000,000 shares of our common stock or $5,000,000.

Low Target Amount; No other funds may be Raised   The initial purchasers of our common stock in this offering risk that we will not raise sufficient funds to sustain the growth of our company.

The minimum amount of securities that must be sold for our company to accept subscriptions is $25,000 of securities. Once we raise the $25,000 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future.

Our officers, other employees and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the minimum offering amount.

Capital Stock

Authorized Capitalization   As of the date of this offering statement, our authorized capital stock consists of 490,000,000 shares of common stock, $0.001 par value per share and 10,000,000 shares of preferred stock, $0.001 par value per share. As of the date of this offering statement, a total of 67,000,000 shares of common stock are outstanding, and 10,000,000 shares of preferred stock are outstanding.

Dividends   Dividends will be declared if and when determined by the board of directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.

Voting and Control   Holders of Common Stock are entitled to one vote per share of Common Stock.

Holders of Preferred Stock are entitled to 10 votes per share of Preferred Stock.

We do not have any voting agreements in place.

We do not have any shareholder agreements in place.

Anti-Dilution Rights   The shares of common stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.

Board of Directors; Management Team; Board of Advisors	The business and affairs of our company are managed, and all corporate powers are exercised by or under the direction of our board of directors. The current board member is Ted Thomas. The sole officer and director of the Company oversees the day-to-day operations of our company.
Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering the securities in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

The following limitations apply to investment amounts by individual investors in this offering:

- Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to:

- If either their annual income or net worth is less than $107,000, then the greater of:

  - $2,200 or

    - 5 percent of the greater of their annual income or net worth.

- If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the greater of their annual income or net worth; and

- During the 12-month period, the aggregate amount of securities sold to an investor through all crowdfunding offerings may not exceed $107,000, regardless of the investor's annual income or net worth.

Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act.

The securities may not be transferred by any purchaser of such securities during the one- year period from when the securities were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

We will be under no obligation to register the resale of the securities under the Securities Act. |
| **High-Risk Investment** | An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment |

THE COMPANY

1.   **Name of Issuer.**

The name of the issuer is Paladin Power Inc. The issuer is a Nevada corporation.

ELIGIBILITY

2.   **[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [__] Yes [X] No**

Explain: Not applicable.

DIRECTORS OF THE COMPANY

4.   **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Ted Thomas, Director Dates of Board Service: April 2022 - Present

Mr. Thomas has over 11 years of experience in the renewable energy industry with an emphasis in battery tech. Specializing in R&D with strong management experience in manufacturing, national and international distribution of renewable energy products. Mr. Thomas has developed a large contractor and reseller network to help move his latest innovations. Prior to working in the renewable energy industry, Mr. Thomas was a mortgage banker for over a decade, having owned and operated three branches in two states with 60 loan officers. Mr. Thomas was also a real estate developer. Mr. Thomas has previously held series 6, 63 securities licenses; Mr. Thomas is also a veteran of the United States Navy.

Mr. Thomas's Business Experience for the Last Three Years
Employer: Paladin Power Inc.
Employer's Principal Business: Power backup systems.
Title: CEO, Director
Dates of Service: April 2022- Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Employer: Paladin Power Group Inc.
Employer's Principal Business: Power backup systems
Title: CEO, Director
Dates of Service: October 2019 - April 2022
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Education: B.A. Business, Finance, Strategic Intelligence, University of North Carolina Greensboro,

Derek Cahill, Director Dates of Board Service: July 2022 - Present

Derek Cahill - Chief Strategy Officer
Derek Cahill is the founder and CEO of GoBig, a consulting firm working with Fortune 1000 and startup companies on operational efficiencies in the areas of capital markets strategies, technology transformation, and product marketing. Previously Mr. Cahill was founder and CTO of MediBuy.com, where he helped raise $120M from venture capital firms Kleiner Perkins and Sequoia Capital.

Mr. Cahill's Business Experience for the Last Three Years
Employer: OnDemand Business Software, Inc. (dba GoBigWeb)
Employer's Principal Business: Business Consulting.
Title: CEO
Dates of Service: Jan 2000 to Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business and day-to-day operations.

Education: B.S. in Urban and Regional Planing – California Polytechnic State University, Pomona.

OFFICERS OF THE COMPANY

5.   **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Ted Thomas, CEO and director
See "Directors of the Company" section above.

Derek Cahill, Chief Strategy Officer and director
See "Directors of the Company" section above.

Jinhong Zhang - CFO
Jinhong Zhang, MBA, CPA, CGMA, has over 20 years of experience in business and financial planning and management, serving leadership roles as president, CFO, Finance Director, and consultant, from large to entrepreneurial organizations. Mr. Zhang started his career with a Fortune Global 500 company, where he managed projects financed by World Bank and Asia Development Bank and was in charge of auditing and tax engagement with PWC and KPMG at the client side. Since 2006, Mr. Zhang has been serving entrepreneurs and their businesses in their strategic and financial planning, resource development, innovative business model development, system designs, and auditing and tax preparation in the capacity of a CFO, auditor, and consultant.

Mr. Zhang's Business Experience for the Last Three Years
    Employer: HZ CPAs & Advisors, P.C.
    Employer's Principal Business: Consulting, Accounting, Auditing, and Tax preparation
    Title: Owner/CEO
    Dates of Service: 2/26/2016 - Present
    Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

    Education: B.A. in Accounting MBA University of Wisconsin, CPA

PRINCIPAL SECURITY HOLDERS

6. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Name of Holder*	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Ted Thomas	50,000,000 Shares of Common Stock	30%
Ted Thomas	10,000,000 Shares of Preferred Stock	60%

*preferred shares have 10 votes per share

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Business Overview

Our corporate name is Paladin Power Inc. We are a Nevada corporation that was incorporated on April 21, 2022.

Business Plan

Paladin Power, Inc is an energy storage solution (ESS) manufacturer headquartered in Perris, CA. The founder has been engaged in similar operations selling and installing ESS solutions of various technologies since 2016.

For homeowners and small business owners interested in the financial savings and energy resilience that comes from rooftop solar and batteries, Paladin Power's proprietary Energy Storage system has the ability to continuously power every load in most American residences (assuming 30kWh average daily use).

The net effect? Instead of being connected to the centralized power grid and having solar + battery as backup, the entire building is powered by the Paladin Power System with the centralized grid as backup.

The Company intends to sell its ESS through licensed solar contractors/installers and distributors. The Company has selected a primary contractor servicing Riverside County, California to lead on initial sales and installations. This contractor will also serve as the training facility for designated contractors in other regions.

The Company will initially source components for its ESS from 3rd party sources and complete final assembly locally prior to installation.

See Question 10 for additional information on the use of proceeds from this offering in executing the business plan.

Our Products and/ or Services

We are currently offering a residential battery backup system. The Paladin Power ESS is designed for homeowners who want to power nearly every circuit in a home without compromising their daily lifestyle.

The Paladin Power ESS, when properly sized is able to do this through both conventional and its stackable battery bussing system, and scalable inverter capacity that require no wiring for adding additional capacity; All components are fully contained inside of a single enclosure.

The standard default configuration is rated for indoor and comes DC Coupled for maximum efficiency, AC coupling is optional.

Assuming the solar panels and inverter capacity is sized correctly, The Paladin Power ESS is intended for homeowners interested in off-grid applications.

Intellectual Property

We have been assigned certain patent applications, technology and know-how for use in our battery backup systems. These applications relate to battery back up configurations, battery configurations and battery buss configurations. None of these patents have been granted to date and there can be no assurance that any will be in the future.

Installation and Service

The Company has selected a primary contractor servicing Riverside County, California to lead on initial sales and installations. This contractor will also serve as the training facility for designated contractors in other regions.

Competition

The energy industries, particularly those in the solar and battery sectors are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our ESS product provides us with a present opportunity to enter into a developing and expanding market, we are currently reliant on 3rd parties for components, installation and service.

Tesla, Enphase and Generac are well known brands in the industry. They have an extensive network of distributors and installers are familiar with their products.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified engineering, service and management personnel.

Governmental/Regulatory Approval and Compliance

Our business is subject to the governmental regulation related to the safety of the ESS system and its various electrical and battery components and their installation and operation. Local building codes must be complied with for installation and operation. Utilities require various certification to qualify for connection to their power supply grids and Government tax and adoption incentive programs require various certifications and performance standards to qualify for benefits. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for the continuing development of our products and our ability to maintain and compliance in the event of additional requirements that may be imposed on safety and performance to qualify for incentive programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our company, which would have a material effect on the business of our company.

Other

Our principal address 27689 State Hwy 74, Perris, CA 92570.

We currently intend to sell our products in California through distributors and third-party installers.

Because this Form C focuses primarily on information concerning our company rather than the industry in which we operate, potential investors may wish to conduct their own separate investigation of our industry to obtain greater insight in assessing our prospects.

A copy of the Platform offering page is attached to this Form C as Exhibit B. You are encouraged to carefully review this exhibit to learn more about the business of our company, its industry and future plans and prospects. This exhibit is incorporated by reference into this Form C.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   <u>Discuss the material factors that make an investment in the issuer speculative or risky:</u>

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

Risks Related to the Company

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were formed under the laws of Nevada on April 21, 2022. We have limited operations and no operating revenue to date. We are in the development stage, and our future operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of our company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of an entity in the business of providing power backup systems. There can be no assurance that we will be able to generate revenues, that future revenues will be significant, that any sales will be profitable or that we will have sufficient funds available to complete our marketing and development programs or to market any new products which we may develop. We currently have operating losses, have no substantive source of operating revenue, are unable to self-finance operations, have limited resources, and there can be no assurance that we will be able to develop such revenue sources or that our operations will become profitable, even if we are able to commercialize our products and build brand awareness.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of its executive officer.

In particular, the Company is dependent on Ted Thomas, who is the President and CEO. The loss of Ted Thomas could harm the Company's business, financial condition, cash flow and results of operations.

We may become involved in lawsuits to protect or enforce our or our patents or other intellectual property, which could be expensive, time-consuming and ultimately unsuccessful.

Competitors may infringe issued patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly, which could adversely affect us.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology, we also rely on trade secrets, including unpatented know- how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also seek to enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Our trade secrets may also be obtained by third parties by other means, such as breaches of our physical or computer security systems. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Successful development of our products is uncertain.

The products that we continue to develop are based on technologies well established in some respects and rapidly evolving in others. Our development of current and future products are subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including delays in product development, testing, or manufacturing; unplanned expenditures in product development, testing, or manufacturing, a failure to receive regulatory approvals, the inability to manufacture on our own, or through any others, products on a commercial scale, or failure to achieve market acceptance, and the emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

The commercial success of our products will depend in part upon the level of reimbursement end users receive from government and utility rebate and other incentive programs to offset the cost of our products to end users.

Government and private sector initiatives to encourage the growth of alternative green energy sources, are a source of rebates, subsidies and tax incentives for providers and customers related to our business. The availability of the programs can impact the demand for our products as they can offset the costs making our products more economically viable and shortening the return on investment. The loss of these incentives could have a negative impact on our business.

We face significant competition from other power systems companies.

Our power systems products face unique groupings of competitive technologies depending on the application. Not all competitive technologies are relevant in each application and market. Depending on the application, competitors technologies are associated with a unique set of advantages and disadvantages which vary in magnitude relative to our products. We face potential competition from many different sources, including major manufactures of power systems and components, solar companies and other alternative energy companies, academic institutions and governmental agencies and public and private research institutions.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the solar and power systems industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified technical and management personnel, as well as in acquiring technologies complementary to, or necessary for continuing development of our products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our manufacturing activity is subject to certain risks.

We may manufacture the products sold to our customers in a location to be obtained in the future. As a result, we may be dependent upon the uninterrupted and efficient operation of our manufacturing facility and our distribution facilities throughout the country. Our manufacturing facilities and distribution facilities may be subject to the risk of catastrophic loss due to, among other things, earthquake, fire, flood, terrorism or other natural or man-made disasters, as well as occurrence of significant equipment failures. If any of these facilities were to experience a catastrophic loss, it would be expected to disrupt our operations and could result in personal injury or property damage, damage relationships with our customers or result in large expenses to repair or replace the facilities or systems, as well as result in other liabilities and adverse impacts.

We may contract with third-party manufacturers to produce our products in the future in accordance with our specifications and standards. These contract manufacturers are subject to the same risks as our manufacturing facility as noted above. While we plan to implement stringent quality control procedures to verify that our contract manufacturers comply with our specifications and standards, we will not have full control over their manufacturing activities. Any difficulties, delays and defects in our products resulting from the activities of our contract manufacturers may have an adverse effect on our business and results of operations.

We are dependent on our contractors for installation and service of our products, which exposes us to the risk of reliance on the viability of third parties.

We will rely on agreements with third parties such as installation contractors for sales and service of our products. The loss of, or failure of performance of these contractors could substantially disrupt or delay our business development and sales. Loss of access or poor performance of these third parties would likely increase our expenses and materially harm our business, financial condition and results of operation.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.

We utilize third parties, including suppliers, alliances with other power systems companies, and third-party service providers, for selected aspects of product development, the manufacture and commercialization of certain products, support for information technology systems, and certain financial transactional processes. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

The forecasts of market growth included in our business plan and investor presentations may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in our business plan and investor presentations may prove to be inaccurate. Even if these markets experience the forecasted growth described in our business plan, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in our business plan should not be taken as indicative of our future growth.

We will need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

We plan to obtain insurance that may not provide adequate levels of coverage against claims.

We plan to obtain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Risks Related to the Company's Securities and this Offering

Affiliates of our company, including officers, directors and existing stockholder of our company, may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

We intend to use some of the proceeds from the offering for unspecified working capital.

This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this offering. We may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further our business and goals could harm our company and its operations and ultimately cause you to lose all or a portion of your investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The securities being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of our company is owned by a small number of owners.

Prior to the offering our officers, directors and stockholders who own ten percent or more of our securities collectively own directly or indirectly 92% of our company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law in the case of our officers and directors, these stockholders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant company transactions, and will have significant control over our management and policies. These control persons may have interests that are different from yours. For example, they may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for our company. In addition, this owner could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of our company, or support or reject other management and board proposals that are subject to owner approval.

We have the right to extend the offering deadline.

We may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with the Intermediary without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of the our assets at the time of issuance.

Management has discretion over proceeds of this offering.

We expect to use the net proceeds of this offering, over time, for general marketing and advertising, leasing costs, debt repayment and general working capital. However, we have no current specific plans for the net proceeds of this offering other than as outlined in the use of proceeds section of this offering statement. As a result, our management will have the discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return.

The securities will be equity interests in our company and will not constitute indebtedness.

The securities will rank junior to all existing and future indebtedness and other non-equity claims on our company with respect to assets available to satisfy claims on the Company, including in a liquidation of our company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the securities and dividends are payable only if, when and as authorized and declared by us and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time. In addition, there is no limit on the amount of debt or other obligations we may incur in the future. Accordingly, we may incur substantial amounts of additional debt and other obligations that will rank senior to the securities, which are the most junior securities of our company.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.

The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

THE OFFERING

9. <u>**What is the purpose of the offering?**</u>

The purpose of the offering is to raise capital for our licensing fee, advertising and general marketing of this offering and of our product, lease deposit and general working capital. In addition, the proceeds from this offering will be used to pay for legal and accounting costs.

10. <u>**How does the issuer intend to use the proceeds of this offering?**</u>

Total Proceeds	$25,000	$5,000,000
Less: Offering Expenses		
(A) Intermediary Commissions (7%)	$1,750	$350,000
(B) Legal Expenses	$5,000	$5,000
(C) Accounting Expenses	$5,000	$5,000
(D) Miscellaneous Offering Expenses	$3,000	$3,000
Net Proceeds	$10,250	$4,637,000
Use of Net Proceeds		
(E) Advertising and Marketing of this Offering and of our Product	$3,250	$200,000
(F) General Working Capital	$7,000	$4,437,000
Total Use of Net Proceeds	**$10,250**	**$4,637,000**

(1) We will accept proceeds in excess of the target offering amount of $25,000. We will allocate oversubscriptions on a at our discretion. We will use the oversubscribed amount up to $5,000,000 in the manner described in the above table.

(2) The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the fully implement our business plan. Please see section entitled "Risk Factors."

11. **How will the issuer complete the transaction and deliver securities to the investors?**

The transaction between the issuer and the investor will be completed through the EquiFund Crowd Funding Portal, Inc. online platform, located at www.EquiFund.com. EquiFund Crowd Funding Portal, Inc. will serve as the intermediary.

Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully signed copy of the subscription agreement and a confirmation of your investment and the number of shares of our common stock acquired by you.

12. **How can an investor cancel an investment commitment?**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. New York time, 48 hours prior to the offering deadline identified in these offering materials, which is July 22, 2023.

Cancellation instructions can be found in the EquiFund investor dashboard. Investors may cancel their investment commitment by sending an email to **support@equifund.com** stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by EquiFund with further information. If Investor's investment commitment is cancelled, the corresponding investment shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, EquiFund will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any Investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and EquiFund will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the Company fails to reach the target offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and EquiFund will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. **Describe the terms of the securities being offered.**

Terms of the Offering

We are offering up to 20,000,000 shares of our common stock for $5,000,000. We are attempting to raise a minimum amount of $25,000 in this offering, which we refer to as the minimum amount or target amount. We must receive commitments from investors in an amount totaling the minimum amount by July 22, 2023, which we refer to as the offering deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. We will accept investments in excess of the minimum amount up to $5,000,000., which we refer to as the maximum amount, and the additional securities will be allocated as set forth in Question 10 of this Form C.

The price of the securities does not necessarily bear any relationship to our company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the securities.

In order to purchase the securities, you must make a commitment to purchase by completing the subscription agreement. Investor funds will be held in escrow with Enterprise Bank , who we refer to as the escrow agent, until the minimum amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the minimum amount has been reached. If we reach the minimum amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the minimum amount and providing notice to the investors. If any material change (other than reaching the minimum amount) occurs related to the offering prior to the offering deadline, we will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the minimum amount is reached, the funds will be released to our company upon closing of the offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive securities via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $ 500.

The Offering is being made through EquiFund Crowd Funding Platform, Inc., the Intermediary.

Commission/Fees

7.0% of the amount raised in the offering.

Stock, Warrants and Other Compensation

The intermediary will receive a number of shares of our common stock equal to 7% of the shares sold in the offering.

Transfer Agent and Registrar

We will act as transfer agent and registrar for the securities, which will be set forth in a stock ledger. No physical certificates will be delivered.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

14. **Do the securities offered have voting rights? [X] Yes [ ] No**

Holders of our common stock are entitled to one vote per share of common stock held.

15. **Are there any limitations on any voting or other rights identified above? [ ] Yes [X] No**

We do not have any voting agreements or shareholder/equity holder agreements in place.

16. **Explain how the terms of the securities being offered may be modified?**

The rights of the holders of common stock of our company may only be modified by the majority vote of the shares of common stock of our company outstanding and entitled to vote, unless a greater number of voting shares is required by applicable law.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Each share of Class A Preferred Stock may be converted by the holder upon request of the holder into 1 shares of common stock. Each holder is entitled to 10 votes for each share of Class A Preferred Stock held on the record date for the determination of stockholders entitled to vote at each meeting of stockholders of the Company (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration. The holders are entitled to dividends, if any, as declared by the Company and participate pari passu with the common stock of the Company at the conversion rate.

The total amount of Preferred stock is 10,000,000 shares issued and outstanding at the time of this offering.

The total amount of Common stock issued and outstanding prior to this offering is 67,000,000 shares of Common stock, par value of $0.001.

We may also offer other debt or equity securities, including derivative securities like options, warrants and convertible debentures or notes in the future.

We reserve the right to sell our securities in a private placement transaction that occurs concurrent with this offering. Those securities may be SAFE securities (simplified agreement for future equity), preferred stock, convertible notes or other securities. Any securities that we sell for cash to investors in a private placement while this offering is ongoing will have a conversion cap, liquidation preference, conversion price, price or similar valuation mechanism that is based upon a valuation for our company equal to the valuation at which securities are being sold in this offering or higher. Investors should be aware that the securities that we sell in a concurrent private placement may have a liquidation preference, security interest, sinking fund, redemption provision or similar right that is senior to your rights as a common stockholder of this company and, accordingly, such other securities may be superior to our common stock in various ways even though they are being sold at the same valuation as we are selling our common stock in this offering.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The shares of our common stock being issued in this offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. If we issue any shares of preferred stock or any debt securities in the future and, thereafter there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** [_] Yes [X] No

20. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in the company, you will have limited ability, if at all, to influence our policies or any other corporate matters.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered have been arbitrarily valued. Also, see the "The offering price in this offering may not represent the value of our securities" risk factor.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority shareholder in our company, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our articles of incorporation, the creation of securities that are senior to the common stock being offered, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The securities do not have anti-dilution rights, which means that corporate actions, including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the Investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price based anti-dilution protection.

24. **Describe the terms of any indebtedness of the issuer.**

We had outstanding debt as accounts payable of $108,096, of which $63,096 is owed to our CEO.

25. **What other exempt offerings has the issuer conducted within the past three years?**

We issued the 10,000,000 preferred shares for $10,000 in cash to Ted Thomas
We issued 50,000,000 common shares of our common stock to our founding stockholder, Ted Thomas, at the time of our formation pursuant to a patent application assignment.
We issued a total of 13,000,000 common shares to three consultants and professionals for services
We issued a total of 4,000,000 common shares to for the purchase of certain intellectual property rights, these shares were issued to three individuals and one entity.
We have not conducted any additional exempt offerings since inception. The offerings of the aforementioned shares of Paladin Power Inc. were exempt under Section 4(a)(2) of the Securities Act. All issuance were made between April and June 2022 at par value of $0.001 per share.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer; (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (4) any immediate family member of any of the foregoing persons. If yes, for each such transaction, disclose the following:**

On April 21, 2022, the Company's CEO and majority controlling shareholder assigned patent applications owned by him in exchange for 50,000,000 common shares valued at par value of $0.001 per share. The total par value of $50,000 was expensed due to the assignment being from a related party and the cost basis of the patent being nominal, as well as the contingent nature of the of the intangible property as applications that may or may not be granted in the future.

FINANCIAL CONDITION OF THE ISSUER

27. **Does the issuer have an operating history?** [ ] Yes [X] No

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Financial Information

Please see the Audited Financial statements attached hereto as Exhibit A.

Operations

Paladin Power, Inc. is a new company and no revenue and has incurred significant startup expenses at this point. We expect to generate revenue through sale of our ESS systems through installers/contractors and distributors.

The Company may not achieve profitability for approximately the next 12 months and intends to focus on the following:

- Developing its products and expanding its supply chain

- Establishing and training its contractor/installer network

- Increasing inventory and production capacity.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds to pay staff and add business development capability. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $51 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to primarily focus its capital expenditures on inventory development to promote future sales.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

The audited financial statements are an important part of this Form C and should be reviewed in their entirety. The audited financial statements of the Company are attached hereto as Exhibit A.

29. **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Attached as Exhibit A to this offering statement are the audited financial statements for the period beginning on April 21, 2022 (inception) and ending on June 30, 2022.

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   (1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      (i)   in connection with the purchase or sale of any security? [__] Yes [X] No

      (ii)   involving the making of any false filing with the Commission? [__] Yes [X] No

      (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

   If Yes to any of the above, explain:_____

   (2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      (i)   in connection with the purchase or sale of any security? [__] Yes [X] No;

(ii) involving the making of any false filing with the Commission? [__] Yes [X] No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:_____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? [__] Yes [X] No

(B) engaging in the business of securities, insurance or banking? [__] Yes [X] No

(C) engaging in savings association or credit union activities? [__] Yes [X] No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [__] Yes [X] No

If Yes to any of the above, explain:_____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [__] Yes [X] No

(ii) places limitations on the activities, functions or operations of such person? [__] Yes [X] No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? [__] Yes [X] No

If Yes to any of the above, explain:_____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [__] Yes [X] No

(ii) Section 5 of the Securities Act? [__] Yes [X] No

If Yes to either of the above, explain:_____

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [__] Yes [X] No

If Yes, explain:_____

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [__] Yes [X] No

If Yes, explain:_____

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [__] Yes [X] No

If Yes, explain:_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   <u>**In addition to the information expressly required to be included in this Form, include:**</u>

      (1) any other material information presented to investors; and

      (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2023 (120) days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at www.biopactct.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached restated financial statements are true and complete in all material respects.

/s/ Ted Thomas
_____
(Signature)

Ted Thomas
(Name)

CEO & President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ted Thomas
_____
(Signature)

/s/ Ted Thomas
(Name)

CEO & President
(Title)

July 22, 2022
_____
(Date)

I, Ted Thomas, being the CEO and President of Paladin Power, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i)   the accompanying audited financial statements of the Company, which comprise the balance sheet as of June 30, 2022, and the related notes to said audited financial statements (collectively, the "Audited Financial Statement"), are true and complete in all material respects; and

(ii)   the Company was not required to file a tax return for the fiscal year ended December 31, 2021.


/s/ Ted Thomas
(Signature)

Ted Thomas
(Name)

CEO & President
(Title)

July 22 , 2022
(Date)


EXHIBITS

Exhibit A Audited Balance Sheet
Exhibit B Offering Page
Exhibit C Subscription Agreement

EXHIBIT A
Audited Financial Statements



[redacted]

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of Paladin Power, Inc.

Opinion

We have audited the accompanying balance sheet of Paladin Power, Inc. (a Nevada corporation) as of June 30, 2022 and the related notes to the financial statement.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Paladin Power, Inc. as of June 30, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of Paladin Power, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Paladin Power, Inc.'s ability to continue as a going concern within one year after the date that the financial statement is available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

3001 N. Rocky Point Dr. East, Suite 200 • Tampa, Florida 33607 • 813.367.3527

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Paladin Power, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Paladin Power, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.



Tampa, Florida
July 19, 2022

Paladin Power Inc.
BALANCE SHEET

	June 30, 2022
Current assets	
Total current assets	51
Intangible property	4,000
Current liabilities	
Total liabilities	108,096
Stockholders' deficit	
Common stock, $0.001 par value, 490,000,000 shares authorized, 67,000,000 shares issued and outstanding	67,000
Total stockholders' deficit	(104,045)

The accompanying notes are an integral part of these financial statements.

1

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Paladin Power Inc. ("Company") was incorporated in the state of Nevada on April 21, 2022.

The Company's principal activity is to produce and sell its battery backup power products. The Company intends to market and sell its battery backup power products through third party installers who are licensed and qualified to install battery backup systems for residential and small commercial applications.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments and other short-term investments with a maturity date of three months or less, when purchased, to be cash equivalents.

Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* ("Topic 606"). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services. The Company applies the following five-step model in order to determine this amount:

i. Identification of the promised goods in the contract;

ii. Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;

iii. Measurement of the transaction price, including the constraint of variable consideration;

iv. Allocation of the transaction price of the performance obligations; and

v. Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligations when the performance obligation is satisfied or as it is satisfied. Generally, the Company's performance obligations are transferred to customers at a point in time typically upon delivery. The Company primarily produces and sells its battery backup power products to its customers. The Company's performance obligation is satisfied when the goods have been delivered, which is at a point in time.

Impairment of Intangible Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company periodically evaluates whether events and circumstances have occurred that indicate possible impairment. When impairment indicators exist, the Company uses market quotes, if available, or an estimate of the future undiscounted net cash flows of the related asset or asset group over the remaining life in measuring whether or not the asset values are recoverable. The Company did not recognize impairment on its long-lived assets during the period ended June 30, 2022. Identified intangible assets are reviewed for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. Our federal tax return and any state tax returns are not currently under examination.

The Company has adopted ASC 740, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received in the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company has categorized all investments recorded at fair value based upon the level of judgment associated with the inputs used to measure their fair value.

Hierarchical levels, directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

● Level 1: Quoted prices in active markets for identical assets or liabilities that the organization has the ability to access at the reporting date.

● Level 2: Inputs other than quoted prices included in Level 1, which are either observable or that can be derived from or corroborated by observable data as of the reporting date.

● Level 3: Inputs include those that are significant to the fair value of the asset or liability and are generally less observable from objective resources and reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability.

The Company's financial instruments consist of accounts payable and accrued expenses. The Company considers the carrying value of such amounts in the financial statements to approximate their fair value due to the short-term nature of the respective instruments.

NOTE 3 – GOING CONCERN

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated any revenue since inception and has insufficient working capital as of June 30, 2022 to develop its business plan and meet its obligation of the next 12 months. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon the continued financial support from its stockholders, the Company's ability to obtain necessary equity or debt financing to continue operations, and ultimately the Company's ability to generate profit from sales of its products. These financial statements do not include any adjustments to classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company plans to obtain funds for operations through continued financial support from its stockholders, debt and private offerings of its equity.

NOTE 4 – INTANGIBLE PROPERTY

On April 21, 2022, the Company's CEO and majority controlling shareholder assigned patent applications owned by him in exchange for 50,000,000 common shares valued at par value of $0.001 per share. The total par value of $50,000 was expensed due to the assignment being from a related party and the cost basis of the patent being nominal, as well as the contingent nature of the of the intangible property as applications that may or may not be granted in the future.

On June 20, 2022, the Company purchased intellectual property rights which included a patent application and some salvaged inventory from an unrelated party. The purchase price was 4,000,000 common shares valued at par value of $0.001 per share. The value of the intangible property was booked at the cost of $4,000. The salvaged inventory was given no value and was primarily acquired to preserve the ability to destroy components that may contain intellectual property. If any salvaged inventory is utilized the value is also considered zero due to the transportation and testing costs required would equal or exceed the value. In addition to the common shares, the Company will pay a self-terminating royalty in the amount of $122 for each of the first 6,000 inverters sold utilizing the intellectual property purchased.

NOTE 5 – PREFERRED STOCK

Each share of Class A Preferred Stock may be converted by the holder upon request of the holder into 1 shares of common stock. Each holder is entitled to 10 votes for each share of Class A Preferred Stock held on the record date for the determination of stockholders entitled to vote at each meeting of stockholders of the Company (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration. The holders are entitled to dividends, if any, as declared by the Company and participate pari passu with the common stock of the Company at the conversion rate.

NOTE 6 - INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The U.S. federal income tax rate is 21%.

The provision for Federal income tax consists of the following June 30, 2022:

Federal income tax (expense) benefit attributable to:	June 30, 2022
Less: valuation allowance	(38,019)

4

The cumulative tax effect at the expected rate of 21% of significant items comprising the net deferred tax amount is as follows:

Deferred tax asset attributable to:	June 30, 2022
███████████████████	████████████
Less: valuation allowance	(38,019)
███████████████████	████████████

At June 30, 2022, the Company had net operating loss carry forwards of approximately $181,045 that may be offset against future taxable income. No tax benefit has been reported in the June 30, 2022 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

ASC 740 provides guidance on the accounting for uncertainty in income taxes recognized in a company's financial statements. ASC 740 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than- not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

The Company includes interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations in the provision for income taxes. As of June 30, 2022, the Company had no accrued interest or penalties related to uncertain tax positions.

NOTE 7 - RELATED PARTY TRANSACTIONS

As of June 30, 2022, $63,096 was owed to the CEO and included in the accounts payable and accrued expense. $60,000 of that amount is accrued compensation and $3,096 is cash advanced to the Company.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450, *Contingencies*. The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. As of June 30, 2022, the Company is not aware of any contingent liabilities that should be reflected in the financial statements.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition and disclosure through July 19, 2022 which is the date the financial statements were available to be issued. No other matters were identified affecting the accompanying financial statements and related disclosures.

EXHIBIT B
Offering Page

Paladin Power, Inc

	Regulation Crowdfunding
	Common Equity with Voting Rights
	$0.25
	$19.250 million
	$500 (2,000 shares)
	$5.0 million
	$41 million
	Energy Storage Systems
	Ted Thomas
	2022
	4

The "Big Idea" In 60 Seconds

The United States has more power outages than any other industrialized nation… and it's getting worse![source]

Not only are power outages inconvenient, they can be life threatening; Dozens of people died in Louisiana in the aftermath of Hurricane Ida [source], which knocked out power just before a heat wave; Hundreds more were killed in Texas during a blackout triggered by a deep freeze.

Now, as the country faces record heat waves sending AC units into overdrive, extended drought conditions that reduce hydroelectric power generation, and rising energy costs... grid operators are sounding the alarm; *use less electricity, or risk having none at all.*

THE WALL STREET JOURNAL.

U.S.

Texans Are Asked to Conserve Power as Extreme Heat Threatens Electric Grid

State officials prod residents to turn up their thermostats even as temperatures were forecast to reach as high as 112 degrees

Source: <u>Wall Street Journal</u>, updated July 11, 2022

But what if there was a way to power even the most energy-hungry American homes – 24 hours a day, 7 days a week – without ever worrying about centralized grid failures?

Today's presentation is dedicated to the economic potential that comes from disrupting the *$450 billion per year* electricity industry... [source]

And potentially providing every American citizen with access to unlimited renewable energy, **at net-zero cost!**

With $41m in sales pipeline, Paladin Power is seeking $5m to finance manufacturing

Paladin Power, Inc is an **energy storage solution (ESS)** manufacturer headquartered in Perris, CA. The founder has been engaged in similar operations selling and installing ESS solutions of various technologies since April 21, 2016. After acquiring new IP, the founder, Ted Thomas, formed a new company in May 2022 to assign intellectual property and to acquire new management to help move the business forward.

For homeowners and small business owners interested in the financial savings – and energy resilience – that comes from rooftop solar and batteries, Paladin Power's proprietary *Energy Storage* system has the ability to continuously power every load in most American residences (assuming 30kWh average daily use).

The net effect? Instead of being connected to the centralized power grid and having solar + battery as backup, the entire building is powered by the Paladin Power System with the centralized grid as backup.

Management indicates they have non-binding *Letters of Intent (LOIs)* for ~1,800 units over the next two (2) calendar years. *Paladin Power Energy Storage Systems* wholesale for ~$23,000 - $50,000 per unit. Assuming an average price of $23,000/unit, 1,800 units would represent $41.4 million in potential sales pipeline.

Pipeline Forecast	Average Revenue/Unit		
Units	$23,000	$36,500	$50,000
500	$11,500,000	$18,250,000	$25,000,000
1,000	$23,000,000	$36,500,000	$50,000,000
1,800	$41,400,000	$65,700,000	$90,000,000
2,500	$57,500,000	$91,250,000	$125,000,000

(# of POs Secured)

For this reason, Paladin Power, Inc is seeking to raise $5m of equity capital to finance manufacturing in order to fulfill potential orders.

Under these assumptions, management is projecting revenues of $34,650 in FY 2022; $25,113,608 in FY 2023; $81,816,141 in FY 2024, and $125,568,036 by 2025.

Paladin Forcast

	FY 22	FY 23	FY 24	FY 25
# of POs Secured	29	948	1,906	2,968
Revenue	$34,650	$25,113,608	$81,816,141	$125,568,036
Material Costs	$38,513	$15,873,620	$42,617,882	$60,420,946
Operating Costs	$907,104	$4,770,570	$17,692,498	$24,593,821
Net Income	($910,967)	$4,469,419	$21,506,073	$40,553,269
	-2629%	18%	26%	32%

As a general disclaimer, there is no guarantee the company will achieve these forecasted results, or otherwise generate a positive return on investment. Any investment should be considered high risk and speculative in nature.

Managements' ambition is to become the #1 best selling ESS in America; for this reason, management believes becoming a publicly traded company will be needed to secure the substantial financing required to build a large-scale US-based manufacturing facility.

While there is no guarantee this company will complete an initial public offering (IPO), use of proceeds of this offering include estimated costs for an S-1 registration statement.

How long could your family survive if the power went out?

It's a question millions of Americans in California, Louisiana, and Texas have already asked themselves in the last 18 months...

And as grid operators warn of increasing risks of blackouts this summer, millions more could be at risk as temperatures rise, water reserves fall, and the threat of recession grows.

While the United States has historically had one of the world's most reliable, affordable, and increasingly clean electric systems...

Today, the US Power Grid has more power outages than any other industrialized nation... <u>and it's getting worse!</u>

Going back three decades, the US grid loses power nearly 4x more often than it did in 1984, when record keeping began.

The primary reason for failure? Severe weather.



Weather used to account for about 17 to 21 percent of all root causes. In recent years, **its accounted for 68 to 73 percent of all major outages. <u>[source]</u>**

It's a problem that costs the U.S. economy an inflation-adjusted annual average of $18 billion to $33 billion. [source]

Why? It's all thanks to a critical design flaw inside the centralized electrical grid; when one part of the grid breaks down, it can cause a phenomenon called **"cascading failure,"** causing the whole grid to progressively collapse like a row of dominoes.

That's why the US Government has invested billions of dollars to transform our aging energy infrastructure into a more adaptable, efficient, reliable, and responsive national electrical network called the "Smart Grid."



Not only do we need to overhaul our aging grid to become more reliable…

But in order to power the next generation of technologies – like electric vehicles, the Internet of Things, artificial intelligence, and next-generation medicines – we need more power.

More importantly, if we're ever going to hit our ambitious "Net Zero" goals, we need to transition away from fossil fuels towards renewable energy.

For entrepreneurs – and investors – who are willing to provide the capital, labor, innovation and leadership needed to make this transition…

This once-in-a-civilization shift has the potential to not only serve as the backbone of what's being called the Fourth Industrial Revolution, it could become…

The largest economic shift in history

Goldman Sachs predicts $16 trillion could be invested through 2030 in renewable energy infrastructure.

US Energy Secretary Jennifer Granholm's estimate is even higher: a $23 trillion market by 2030.

According to Kassia Yanosek, a partner at McKinsey & Co. "If more than 70% of current oil and gas demand is replaced by renewables, **investment of some $225 trillion is needed—$7 trillion per year between now and 2050."**

But even with the billions invested so far… and the trillions that could be invested over the years and decades to come… we can't defend American energy security with a centralized grid.

Whether it comes from the increasing amounts of extreme weather conditions – or from a cyber terrorist attack – a country-wide blackout would be catastrophic; a prolonged collapse of this nation's electrical grid could result in the death of up to 90% of the American population through starvation, disease, and eventual societal collapse.

That's why experts are saying the answer could come from **distributed energy resources (DER)**; instead of building massive centralized generation with lots of expensive wires, build generation and distribution as close to the end markets as possible.

Why? Because as of 2020, the price of residential solar cost the same amount as regular electricity provided by the grid.



Source: Bill Nussey, FreeingEnergy.com

By 2027, estimates show that residential solar could cost half as much as the residential grid.

But even if we had solar panels on every home and business in America, it wouldn't solve our growing energy crisis.

As we all know, solar only works if the sun is shining… wind only works when the wind is blowing… and hydro only works if we have enough water (which is becoming an increasingly large problem as of late).

This means it doesn't matter how many renewables we bring online, how many energy efficient appliances we install in our homes, or how many electric vehicles we make...

Without a scalable *energy storage solution (ESS)*, there doesn't seem to be an obvious way to unlock the potential of affordable and renewable energy generation...

And without that, there's little chance of ever achieving true *Energy Freedom* – the state of having all of our energy needs met, at effectively zero cost – as individuals, as a nation, and as a planet.

Even though utilities are making a significant effort to install "grid-scale" renewables and energy storage...

They simply aren't being built fast enough to deal with the problems we are facing today.

That's why it's no surprise to see the small-scale energy storage market skyrocket; from 13 MW/20MWh in 2017 to 235 MW/540MWh in 2020 (with more than 80% of all small-scale installed in California [source]).

U.S. residential energy storage installations, 2017–20, annual



Power capacity, represented in MW, measures the maximum amount of power a battery system can discharge in an instant. **Energy capacity**, represented in MWh, measures the amount of energy a battery system can store

Source: Office of Industries of the U.S. International Trade Commission (USITC) – Residential Energy Storage: U.S. Manufacturing and Imports Grow Amid Rising Demand, July 2021

The increase in installations was primarily driven by rising demand for backup power in response to power outages and changes to utility net metering and rate structures; These changes significantly increased the financial benefits of installing energy storage.

Despite the recent supply chain and pricing issues, projects are still being built at record-setting pace and remain on track for exponential growth.

According to Jason Burwen, Vice President for Energy Storage at American Clean Power: *"Even in the face of continued macro-economic headwinds, interconnection delays, and lack of proactive federal policy, **increasing demand for resilient clean energy and volatility in the price of fuel-based generation will drive energy storage deployment forward.**"*

According to research firm Wood Mackenzie, by 2026, annual installations in the residential segment are expected to hit 2GW / 5.4GWh – 10x more than the record setting 2020 – with California, Puerto Rico, Texas, and Florida leading the way.

At today's prices, an **energy storage system (ESS)** costs ~$1,000 for every kilowatt-hour of storage capacity.

This means 5.4 GWh – which is equal to 5.4 million KWh – would represent ~$5.4 billion in revenue per year.

But in order to meet this growing demand, several major problems still need to be solved

We already know that consumers are interested in both financial savings and the desire for emergency backup; According to the EnergySage Installer Survey, published May 2022…

"As energy storage adoption rates continue to increase nationwide, it's important to track the primary drivers and barriers to greater storage adoption.

Interestingly, while solar shoppers on EnergySage indicate that financial savings are the primary driver of their interest in energy storage, **installers report consumer interest is primarily due to a desire for emergency backup power."**



We also know that for the majority of consumers, the upfront *cost-per-kWh* is the #1 factor when choosing to install rooftop solar + storage.

After upfront costs, the next consideration is how quickly the system will pay for itself and start generating a profit (i.e. the *"payback period"*).

However, the vast majority of residential *energy storage systems (ESS)* being installed simply aren't big enough to power every circuit in the house, meaningfully lower (or eliminate) electricity costs, charge electric vehicles (EV), or qualify for the best incentive programs and financing options.

Here's why…

The average American household uses about 30 kWh each day, with a projected 4x increase if an EV is added; the typical solar system size has a capacity of around 10kWh, with even less inverter capacity, and most of these systems have no battery. Adding just one EV would require doubling the solar size and adding an ESS that now equals the total consumption which is now over 50kWh. [source]

According to EnergySage, average quoted system sizes ranged from a minimum of 6.7 kW in Louisiana to a maximum of 13.4 kW in the state of Washington.



Across the country, average quoted system sizes ranged from a minimum of 6.7 kW in Louisiana to a maximum of 13.4 kW in the state of Washington.
Source: EnergySage, Solar Marketplace Intel Report H12021

This means that the average ESS in today's market *cannot power every single circuit in the house…*

And more importantly, it doesn't have enough power to start many of the major household appliances; the HVAC system, pool pumps and other motor loads.

Seeing as how these larger appliances are the largest loads in any household – approximately 73% of the total load in residential buildings – they are often critical during extreme weather conditions and emergency situations.


Heating
Cooling
Refrigeration
Water Heating
Ventilation
Clothes Drying
Lighting
Electronics
Residential
Commercial
Total
0%
20%
40%
60%
80%
100%

Figure ES-1. Total and peak period 2018 electricity consumption by major end use and building type

Source: US Department of Energy

However, in order to even start many of these appliances, the ESS must be able to generate enough power to turn them on (and then keep them running).

When an electric motor is at a full stop, the rotor is “locked.” In order to get the rotor moving, it will require ~5x more amperage (amps) than normal – during the first half second – to get it started; this is called ***locked rotor amps (LRA)***. [source]

For example, here is the ratings sticker found on a typical AC unit.



This is a 3-ton system. With an LRA of 94 amps, this means it requires 22 KW to start this motor; The Tesla Powerwall comes with 5KW, but rated at .85 Power factor, and only 90% RTE, which translates to an real power output of 4,250 Watts.

In California, for a 5-ton system, LRA is between 137 - 147 amps; 32KW of required startup power.

To start both at the same time? It would require ~50 KW of power.

The end result? For millions of Americans who already have solar + storage – or are planning to purchase it in the future – they won't have a large enough system to provide true *Energy Freedom.*

That's why it's crucial for those seeking the best financial savings and strongest energy resilience to get the right system that…

- combines all of the key enabling technologies made by different manufacturers – the solar panels, batteries, and inverters – into a unified system that can power every single circuit in the house…

- Is easily serviceable, expandable, and upgradable; adding (or replacing) either more storage or more solar if energy needs change over time…

- Will continue to operate if an inverter or battery cell fails…

- And do it in a cost effective manner.

So why hasn't this problem been solved yet?

One of the main reason has to do with the rules and regulations about product certification and safety required by the US Federal Agency, ***Occupational Safety and Health Administration (OSHA),***

The most well known company approved to perform safety testing is the for-profit global safety certification company, **Underwriters Laboratories (UL),** headquartered in Northbrook, Illinois. [source]

Established in 1894 as the Underwriters' Electrical Bureau (a bureau of the National Board of Fire Underwriters), it was known throughout the 20th century as Underwriters Laboratories; the company participated in the safety analysis of many of that century's new technologies.

Everything needed to buils an energy storage system has some sort of UL code that certifies the product under US and Canadian safety standards.

In recent years, installation codes and standards have been updated to address modern energy storage applications which often use new ESS technologies.

These codes and standards have one thing in common: they all require electrochemical ESSs to be listed in accordance with *UL 9540, the Standard for Safety of Energy Storage Systems and Equipment*, which was first introduced in November 2016. [Source]

Why is this important?

The current edition of UL 9540 limits the maximum energy capacity of an individual electrochemical ESS for residential use to 20 kWh (72 MJ). [source]

But as we've already discussed, the average household requires 30 kWh per day, and upward of 120KWh just by adding one electric vehicle.

This means in order to achieve true *Energy Freedom*, *a substantially larger system is required.*

In practice, this means consumers typically must purchase multiple components that must be linked together to form a battery of appropriate size and power.

The end result can look something like this; an expensive eyesore that weighs thousands of pounds and takes days to install.



If you want the backup batteries to power essential loads like lighting, refrigerator, internet, and a garage door opener, then only one Tesla Powerwall is needed. Two Powerwalls would be needed to power well pumps, medium size HVAC systems, and heavier loads. Three Tesla Powerwalls would be needed to power heavier loads at a home like a large HVAC system, a welder, or a large water pump. [source]

Not only does this configuration require multiple batteries, it also requires all of the other electronic power systems; inverters, sub panels, energy gateways, and anything else needed to properly balance load.

What do you need to build a larger system inside of a single enclosure? The **UL 9540A** – a more data intensive fire test report that describes the fire and explosion characteristics of the battery ESS – **allows for residential ESS systems as large as 80 kWh.** [source]



The four tiers that summarize the UL9540A test method are as follows: cell, module, rack, and installation (system) failure testing. (source: Li-ion Tamer)

Who Has UL9540A Approved Systems?

Before installers sell to solar shoppers, distributors and manufacturers must first sell to installers.

Although the Tesla Powerwall remains the most widely requested brand by consumers, over half of installers surveyed in the EnergySage Solar Installer Survey: 2021 Results (published March 2022)...

Enphase and Generac are preferred by installers.



However, only the Enphase IQ Battery 3, 10, 3T, and 10T have achieved UL9540A certification.

The C-Rating Problem:
Why These Solutions Don't Work

Here's what most people who purchase solar + storage don't know; in order to qualify for many of the available tax credits, all electricity must first pass through the battery.

- In order to qualify for the **Investment Tax Credit (ITC)**, at least 75 percent of the energy used on an annual basis to charge the storage device comes only from solar (or other qualifying) technology, for a period of five years. [source]

- In order to to meet the definition of "qualified solar electric property expenditure" under section 25D(d)(2) of the Internal Revenue Code of 1986 – as amended on March 2, 2018 – 100% of the energy used by the battery must come "from the sun," therefore allowing the 30% tax credit for the energy-storage device. [source]

With this in mind, it's critical to understand something called the ***"C rating"***; defined by the rate of time it takes to charge or discharge a battery.

According to Paladin Power CEO, Ted Thomas…

> *"If you have a 10kW solar system on your roof, but a C rating of .5, your battery becomes the bottleneck.*
>
> *You can never charge the battery fast enough to offset the load in the house in real time. This represents a 15% efficiency."*

Generally speaking, this means most households would require a battery with a C rating between 1 - 3 to provide enough energy to continuously power all loads in the building (assuming you have correctly sized solar array and inverters).

If you don't have the right C rating and Inverter, it could permanently damage batteries and the Inverter hardware in your ESS, resulting in thousands of dollars in replacement costs.

The second reason why many ESS systems will not work is due to inverter technology; the leading brand has 7.6 KW of output, weighs hundreds of pounds, and cannot be put into a small compact enclosure.

Introducing: The Paladin Power ESS

	**The Paladin Power ESS** is designed for homeowners who want to power nearly every circuit in a home without compromising their daily lifestyle. **The Paladin Power ESS,** when properly sized is able to do this through its groundbreaking stackable battery bussing system, and totally disruptive scalable inverters that require no wiring for adding additional capacity; All components are fully contained inside of a single enclosure.

The Paladin Power ESS solution is Built in America. The standard default configuration is rated for indoor and comes DC Coupled for maximum efficiency, AC coupling is optional.

Assuming the solar panels and inverter capacity is sized correctly, The Paladin Power ESS is ideal for homeowners interested in off-grid applications.

What makes Paladin Power ESS unique?

Unlike other ESS that are designed for less energy-intensive Asian or European markets, the **Paladin Power ESS** was designed for the power hungry American homes that have largely been built with energy intensive appliances.

To power all of those appliances, we need inverter capacity – and a battery – that can handle the surge of AC/DC charging and discharging.

The Stackbatt™ was designed with these five requirements in mind.

#1) More Power Per Sq Foot:

The Paladin Power ESS is self-contained in a single, 2 x 3 x 6 ft enclosure. At a 21 kW output, it would take about 4-5 Tesla Powerwalls – along with inverters and space consuming junction boxes and conduit – to produce the same output.

- 150% surge for 45 minutes, 200% for 5 minutes
- 20,000 Cycles at 80% DOD = 20 Year Warranty

#2) Scalable to Any Size:

Under UL9540A, the Paladin Power ESS can be scaled from 24 kWh to 80 kWh inside the same enclosure; the inverters can be scaled from 5 KW to 21 KW, under the current configuration and up to 42 KW under the newly designed Ver2 coming soon.



How? It's all thanks to the *Stackable Battery Bussing System*



Management has indicated that with a small amount of modifications to the enclosure, the current platform can allow a larger capacity of; up to 120 kWh and larger in battery storage and up to 42 kW in inverter power inside a single enclosure, under UL 9540AB

Management is currently in the process of applying for UL9540A, with hopes of receiving approval by November, 2022.

To increase advertisable battery capacities, requires additional fire safety testing. Management believes this might be completed by 2022-Q4/2023-Q1.

Not all states require the UL9540 or UL9540A certification. However, California does, and other states tend to follow the standards they set.

The Paladin Power ESS also comes factory ready to connect an L1/L2 EV charger, mounted directly to the enclosure as a plug and play add on.

#3) Double the Output:

When enough solar is present, The Paladin ESS works like a 40 kW inverter; this is what the average air conditioner needs just to start up, and by default power every other load in the home, including electric vehicles.

Here's how that works: If you have a 10 KW solar array, as long as enough sun is shining on the photovoltaic (PV) cells, it can add up to an additional 10 KW to the existing inverter power.

This means 21 kW inverter at 150% surge = 31.5 KW. Add an extra 10 KW from the solar, you get to 41.5 KW.

According to management, no other inverter can do this; Only Paladin Power's proprietary inverter technology is capable of "stacking" power throughout the system. Subject to an NDA, Management can provide a deeper dive into the proprietary technology.

#4) Faster – and cheaper – to Install:

Current energy storage system technology is heavy; at 130 lbs just for the inverters, it can require 2-3 people to install over the course of several days.

The Paladin Power ESS is mobile enough to be moved and installed by one contractor in 45 minutes; There is no unnecessary conduit, wire, and junction boxes or large wall space required for installation.



In the upper right hand corner of the enclosure, all the contractor has to do is make two connections; "***out-to-load***" and "***in-from-grid.***"

<u>**That's it!**</u>

#5) Net-Zero Cost – in year 1 – for Qualified Buyers:

<u>According to EnergySage</u>, it takes ~8.7 years to "break even" on the upfront costs of a residential solar system; even longer if they add the cost of storage. Depending on certain financial incentive programs, qualified

Paladin Power customers can receive $25k-$80k in rebates, additional tax incentives, and immediate savings on electricity bills.

Equipment Type:	Electrochemical Storage	Current Incentive:	$48,000.00
Fuel Category:		Calculated Incentive:	$48,000.00
Rated Capacity:	20 kW	Incentive Level:	
Energy Capacity:	54.143 kWh	Workflow Type:	

Equipment Type:	Electrochemical Storage	Current Incentive:	$80,614.89
Fuel Category:		Calculated Incentive:	$80,614.89
Rated Capacity:	20 kW	Incentive Level:	
Energy Capacity:	81.215 kWh	Workflow Type:	2-Step

Equipment Type:	Electrochemical Storage	Current Incentive:	$54,143.00
Fuel Category:		Calculated Incentive:	$54,143.00
Rated Capacity:	20 kW	Incentive Level:	
Energy Capacity:	54.143 kWh	Workflow Type:	2-Step

Equipment Type:	Electrochemical Storage	Current Incentive:	$78,000.00
Fuel Category:		Calculated Incentive:	$78,000.00
Rated Capacity:	20 kW	Incentive Level:	
Energy Capacity:	81.215 kWh	Workflow Type:	2-Step

Current and calculated incentives are based on real customer installations during a pilot program with Southern California Edision (SCE) called IDER (integrated distributed energy resources).

These financial incentives are a critical competitive advantage for Paladin Power.

Keep in mind that all of these rebates are approved under the current design and UL parameters; the current requirements for the SGIP only require UL1741 for the inverter and UL1973 for the battery.

Currently, the SGIP program in California is funded through 2027. However, management believes it will likely continue beyond 2027 as electric vehicle adoption and renewable energy mandates increase.

Example: 3,100 sqft California Home + 2 EVs

A homeowner we will call Mr. Chen lives in a 3,100 sq ft home in Murrieta, California.

Even though he owns two Teslas, he owns zero Tesla Powerwalls.

Before he purchased the Paladin Power ESS, he had no viable options for charging his vehicles at home. Instead, he was forced to take each vehicle to a fast charging station, roughly 5 miles from his house.

Assuming Mr. Chen could even find an available station, it takes ~1-3 hours to fully charge from 50% battery life.

That all changed once he installed the Paladin ESS. Not only can he charge both EVs at once from the comfort of his own home, his entire home is effectively "off grid."

Mr. Chen not only works from home, he homeschools his children. This means having power – at all times in his home – is mission critical.

Example: Car Dealership

The other major use case we see is helping dealerships handle the increase in EV sales; with hundreds of EVs on the lot, charging vehicles – usually during peak hours – is extraordinarily expensive.

That's why when Jason Gardner* – owner of six car dealerships – heard about the potential cost savings that Paladin Power could provide, he jumped at the chance to become a customer and an investor in the

company.

The first commercial Paladin ESS is slated to be installed at one of his Dealerships in Q4 of 2022.

Not only is he saving money by having proper EV charging infrastructure onsite… he never has to worry about California blackouts shutting his dealerships down for the day.

When the grid goes out, Mr. Gardner can still sell cars.

*Name has been changed to protect the privacy of the customer.

Pro Forma

The Company recognizes revenue in accordance with Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("Topic 606"). ***Revenue is recognized when a customer obtains control of promised goods or services.***

In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

Paladin Forcast

	FY 22	FY 23	FY 24	FY 25
Revenue	$34,650	$25,113,606	$81,818,141	$125,578,038
Material Costs	$38,513	$15,873,620	$42,617,582	$60,420,948
Operating Costs	$907,104	$4,770,570	$17,692,486	$24,593,821
Net Income	($910,967)	$4,469,419	$21,508,073	$40,563,269
	-2629%	18%	26%	32%

As a general disclaimer, there is no guarantee the company will achieve these forecasted results, or otherwise generate a positive return on investment. Any investment should be considered high risk and speculative in nature.

The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:

- Identification of the promised goods in the contract;

- Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;

- Measurement of the transaction price, including the constraint of variable consideration;

- Allocation of the transaction price of the performance obligations; and

- Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct.

The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligations when the performance obligation is satisfied or as it is satisfied. Generally, the Company's performance obligations are transferred to customers at a point in time typically upon delivery.

The Company primarily produces and sells its battery backup power products to its customers. The Company's performance obligation is satisfied when the goods have been delivered, which is at a point in time.

Proposed Use of Funds

The Company is seeking to raise $5 million in equity capital at a $19.25 million valuation. The primary use of funds is to finance the manufacturing of inventory in order to fulfill on pre-existing demand and anticipated future demand.

Staff & Resources	$1.0M	20%
Mobile app development	$250k	5%
State and county certification for fast track permitting + legal	$100k	2%
Building lease for inventory and manufacturing	$50k	1%

The remaining funds are anticipated to be used for hiring key personnel, developing relationships with contractors and sales channels, mobile app development.

While there is no guarantee this company will complete an initial public offering (IPO), use of proceeds of this offering also include estimated costs for an S-1 registration statement.

Paladin Power's Unique Opportunity

Management believes they have the opportunity to build a completely vertically integrated, energy storage manufacturing and distribution company, right here in America.

To do this, they anticipate the need to become a publicly traded company in the near future, and in order to build a world class domestic manufacturing facility, they anticipate future funding requirements in excess of $500m in equity and debt. This would be a completely separate capital raise from this current offering, and if a future equity raise were to happen, this may create a dilutive effect to any existing equity holders

Ted Thomas -President and CEO

Mr. Thomas has over 11 years experience in the renewable energy industry with an emphasis in battery tech. Specializing in R&D with strong management experience in manufacturing, national and international distribution of renewable energy products. Mr. Thomas has developed a large contractor and reseller network to help move his latest innovations.

Prior to working in the renewable energy industry, Mr. Thomas was a mortgage banker for over a decade, having owned and operated three branches in two states with 60 loan officers. Mr. Thomas was also a real estate developer.

Mr. Thomas has previously held series 6, 63 securities licenses; He has a BA and attended Northwestern School of Law, Whidbey Island, WA. Mr. Thomas is also a veteran of the United States Navy, with top secret security clearances.

Jinhong Zhang - CFO

Jinhong Zhang, MBA, CPA, CGMA, has over 20 years of experience in business and financial planning and management, serving leadership roles

as president, CFO, Finance Director, and consultant, from large to entrepreneurial organizations.

Mr. Zhang started his career with a Fortune Global 500 company, where he managed projects financed by World Bank and Asia Development Bank and was in charge of auditing and tax engagement with PWC and KPMG at the client side.

Since 2006, Mr. Zhang has been serving entrepreneurs and their businesses in their strategic and financial planning, resource development, innovative business model development, system designs, and auditing and tax preparation in the capacity of a CFO, auditor, and consultant.

Derek Cahill - Chief Strategy Officer
Derek Cahill is the founder and CEO of GoBig, a consulting firm working with Fortune 1000 and startup companies on operational efficiencies in the areas of capital markets strategies, technology transformation, and product marketing. Previously Mr. Cahill was founder and CTO of MediBuy.com, where he helped raise $120M from venture capital firms Kleiner Perkins and Sequoia Capital.

Risk Disclosures

Investing in private or early-stage offerings (such as Reg A, Reg S, Reg-D, or Reg CF) involves a high degree of risk. Securities sold through these offerings are not publicly traded and, therefore, are illiquid. Additionally, investors will receive restricted stock that is subject to holding period requirements.

Companies seeking capital through these offerings tend to be in earlier stages of development and have not yet been fully tested in the public marketplace. Investing in private or early-stage offerings requires a

tolerance for high risk, low liquidity, and a long-term commitment. Investors must be able to afford to lose their entire investment.

Such investment products are not FDIC insured, may lose value, and have no bank guarantee.

EXHIBIT C
Subscription Agreement

PALADIN POWER, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE **"SECURITIES ACT"**) AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
Paladin Power, Inc.
27689 State Hwy 74
Perris, CA 92570

Ladies and Gentlemen:

1.   Background. The undersigned understands that Paladin Power, Inc., a Nevada Corporation (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated July 22, 2022 as the same may be amended from time to time, filed by the Company with the SEC (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement"). The Company is offering to both accredited and non-accredited investors up to 20,000,000 shares of its Common Stock, $0.001 par value (each a "Share" and, collectively, the "Shares") at a price of $.25 per share (the "Purchase Price"). The minimum amount or target amount to be raised in the Offering $25,000 (the "Target Offering Amount") and the maximum amount to be raised in the offering is $5,000,000 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Equifund Crowd Funding Portal (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7% of stock sold and 7% of the funds raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.equifund.com

2.   Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

3.   Closing.

(a) Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "Closing") shall take place through the Portal within five Business Days after the Offering Deadline (the "Closing Date").

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on the terms more favorable to an investor than the terms of this Offering.

5.   Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering
Statement to make the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluation the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

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(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK.** The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a) Corporate Power. The Company has been duly incorporated as a corporation under the laws of the State of Nevada and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended Articles of Incorporation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

8. No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, conflict with, or constitute a default under, the Company's Amended Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a resignation or offering statement of the Company filed under the Securities Act for such public offering or Regelation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

11. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

12. Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

13.   <u>Notices</u>. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

14.   <u>Governing Law</u>. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Nevada without regard to the principles of conflicts of laws.

15.   <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the County of Clark, State of Nevada, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings. The parties hereto specifically waive any improper venue and/or lack of jurisdiction arguments as they may be asserted in an attempt to defeat jurisdiction and venue in the County of Clark, State of Nevada.

16.   <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

17.   <u>Waiver, Amendment</u>. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

18.   <u>Waiver of Jury Trial</u>. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

19.   <u>Invalidity of Specific Provisions</u>. If any provision of this Agreement is held to be illegal, invalid or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

20.   <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Agreement are for convenience or reference only and are not to be considered in construing this Agreement.

21.   <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22.   <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via Hellosign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

23.   <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

24.   <u>Survival.</u> All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

25.   <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of _____.

COMPANY:

PALADIN POWER, INC.

By:_____

Name:_____

Title:_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

By:_____   By:_____

Name:_____

Title:_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

Exhibit D

Auditors Consent

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Form C Offering Statement of our report dated July 19, 2022 relating to the Balance Sheet of Paladin Power Inc. as of June 30, 2022.

/s/ Accell Audit & Compliance, P.A.

Tampa Florida

July 22, 2022